Filed by BRELF IV, LLC
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Trinity Merger Corp.
Commission File No: 001-38488

TRINITY MERGER CORP. AND BROADMARK ANNOUNCE CHIEF
FINANCIAL OFFICER AND TWO ADDITIONAL INDEPENDENT
DIRECTORS TO JOIN BROADMARK REALTY CAPITAL INC.

- David Schneider to Serve as Chief Financial Officer -
 - David A. Karp and Norma J. Lawrence to be Appointed as Additional Independent Directors -

Honolulu and Seattle, October 31, 2019—Trinity Merger Corp. (Nasdaq: TMCX, TMCXW, TMCXU) (“Trinity”) and the Broadmark real estate lending companies (“Broadmark,” and together the “Companies”) today announced that David Schneider will join Broadmark Realty Capital Inc. (“Broadmark Realty”) as Executive Vice President and Chief Financial Officer effective December 9, 2019. The Companies also announced that David Karp and Norma Lawrence will join Broadmark Realty’s Board of Directors. Mr. Schneider’s, Mr. Karp’s and Ms. Lawrence’s appointments are contingent upon the expected completion of the previously announced business combination between Trinity and Broadmark.

Jeffrey Pyatt, Broadmark Founder and Broadmark Realty’s Chief Executive Officer, commented, “The Board of Directors and I are very excited about adding David as Chief Financial Officer to our management team. He has proven to be a highly capable financial leader in his prior position as a public company Chief Accounting Officer. His strengths and deep experience and thorough understanding of mortgage REITs, along with his technical accounting and astute business acumen, make him the right person to lead our finance team.”

Mr. Schneider previously served as Chief Accounting Officer of New Residential Investment Corp. (NYSE: NRZ), a mortgage real estate investment trust with a $6.5 billion market cap, and as a Managing Director of its external manager. Previously, Mr. Schneider served in various other senior financial and regulatory reporting roles. These include Vice President of Corporate Accounting Policy at JPMorgan Chase. Mr. Schneider is a licensed CPA in New York, and a member of the New York State Society of Certified Public Accountants. He is a graduate of Fordham University with a Bachelor of Science in Accounting.

Mr. Pyatt continued, “David Karp and Norma Lawrence are two highly experienced business executives with significant real estate and financial experience that bring added depth and perspective to our Board of Directors. We look forward to their advice and counsel, and working with them to identify ways to maximize shareholder value.”

Mr. Karp is a 36-year veteran in real estate investment finance and management. He was most recently Executive Vice President and Chief Financial Officer of Empire State Realty Trust, Inc. (NYSE: ESRT), a real estate investment trust that owns and operates office and retail properties in Manhattan and the greater New York metropolitan area, including the Empire State Building. Mr. Karp joined ESRT’s predecessor in 2011 and was responsible for finance, capital markets, accounting, and investor relations. Prior to that, Mr. Karp served as Managing Director and Chief Financial Officer of Forum Partners Investment Management LLC from 2006 to 2011 and Chief Operating Officer from 2009 to 2011, where he was responsible for both firm-level and fund-level financial management and strategy. From 1996 to 2005, Mr. Karp served as President, Chief Operating Officer and Chief Financial Officer of Falcon Financial Investment Trust, which he co-founded.  Mr. Karp has an MBA in Finance and Real Estate from the Wharton School of the University of Pennsylvania and a B.A., Summa Cum Laude, in Economics from the University of California, Berkeley.

Ms. Lawrence currently serves on the Board of Directors of Marcus & Millichap Inc. (NYSE: MMI), a brokerage company providing real estate investment brokerage, financing and advisory services. Previously, Ms. Lawrence was a Partner at KPMG, LLP, where she was employed from 1979 to 2012 and provided extensive accounting and auditing services to companies in the real estate and hospitality industries. Ms. Lawrence is currently a member of WomenCorporateDirectors and was a member of the National Association of Real Estate Investment Trusts, the Pension Real Estate Association, the National Council of Real Estate Investment Fiduciaries, the California Society of Certified Public Accountants, and the American Institute of Certified Public Accountants. She also was a member of the Organization of Women Executives, the Valley Development Forum, and the Los Angeles Chapter of Construction Financial Management Association. Ms. Lawrence received a B.A. in mathematics and an M.B.A. in finance and accounting from the University of California, Los Angeles.

Additional Information

In connection with the proposed transaction, a registration statement on Form S-4 (the “Registration Statement”) of Trinity Sub Inc., a Maryland corporation which will change its name to Broadmark Realty Capital Inc. at the completion of the transaction (“Broadmark Realty”), has been declared effective by the Securities and Exchange Commission (“SEC”), which includes a definitive joint proxy statement/prospectus. Trinity Merger Corp. (“Trinity”) mailed the definitive joint proxy statement/prospectus on or about October 21, 2019 to Trinity’s stockholders of record and warrant holders of record as of October 15, 2019, and Broadmark mailed the definitive joint proxy statement/prospectus on or about October 21, 2019 to its members of record as of October 11, 2019.  Investors and security holders of Trinity and Broadmark are advised to read the Registration Statement and the definitive joint proxy statement/prospectus contained therein and any documents filed in connection therewith,  in connection with Trinity’s solicitation of proxies for its special meetings of stockholders and warrant holders and Broadmark’s solicitation of proxies for its special meeting of members of each Company (as defined herein), in each case to be held to approve the proposed transaction because the definitive joint proxy statement/prospectus contains important information about the proposed transaction and the parties to the proposed transaction.  Stockholders and warrant holders are also able to obtain copies of the Registration Statement and definitive joint proxy statement/prospectus, without charge at the SEC’s website at www.sec.gov or by directing a request to: Trinity Merger Corp., 55 Merchant Street, Suite 1500, Honolulu, HI 96813.  Broadmark members are also able to obtain copies of the Registration Statement and definitive joint proxy statement/prospectus, without charge, at the SEC’s website at www.sec.gov or by request to Pyatt Broadmark Management, LLC, 1420 Fifth Avenue, Suite 2000, Seattle, WA 98101, Attn:  Adam Fountain.

Participants in the Solicitation

Trinity, Broadmark Realty and Broadmark and their respective directors, executive officers, other members of management, employees and others acting on their behalf, under SEC rules, may be deemed to be participants in the solicitation of proxies of Trinity’s stockholders and warrant holders and Broadmark’s members in connection with the proposed transaction.  Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Trinity’s directors and officers in Trinity’s filings with the SEC, including Trinity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on March 15, 2019, as well as in the joint proxy statement statement/prospectus.  Detailed information regarding the names and interests in the proposed transaction of Broadmark’s directors and managers is also  disclosed in the joint proxy statement statement/prospectus.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions.  These forward-looking statements include statements regarding Trinity’s industry, future events, the proposed transaction among Trinity, Broadmark Realty, Trinity Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of Broadmark Realty, Trinity Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of Broadmark Realty, PBRELF I, LLC, a Washington limited liability company (“PBRELF”), BRELF II, LLC, a Washington limited liability company (“BRELF II”), BRELF III, LLC, a Washington limited liability company (“BRELF III”), BRELF IV, LLC, a Washington limited liability company (“BRELF IV” and, together with PBRELF, BRELF II and BRELF III, the “Companies” and each a “Company”), Pyatt Broadmark Management, LLC, a Washington limited liability company (“MgCo I”), Broadmark Real Estate Management II, LLC, a Washington limited liability company (“MgCo II”), Broadmark Real Estate Management III, LLC, a Washington limited liability company (“MgCo III”), and Broadmark Real Estate Management IV, LLC, a Washington limited liability company (“MgCo IV” and, together with MgCo I, MgCo II, MgCo III, and the Companies and their respective subsidiaries, “Broadmark”), the estimated or anticipated future results and benefits of the combined company following the transaction, including the likelihood and ability of the parties to successfully consummate the proposed transaction, future opportunities for the combined company, and other statements that are not historical facts.

These statements are based on the current expectations of each of Trinity’s and Broadmark’s management and are not predictions of actual performance.  These statements are subject to a number of risks and uncertainties regarding Trinity’s and Broadmark’s respective businesses and the transaction, and actual results may differ materially.  These risks and uncertainties include, but are not limited to, changes in the business environments in which Trinity and Broadmark operate, including inflation and interest rates, and general financial, economic, regulatory and political conditions affecting the industries in which Trinity and Broadmark operate; changes in taxes, governmental laws, and regulations; competitive product and pricing activity; difficulties of managing growth profitably; the loss of one or more members of Trinity’s or Broadmark’s management teams; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that the approvals of the stockholders of Trinity or of the members of Broadmark or a contemplated amendment to Trinity’s outstanding warrants is not obtained; failure to complete the previously disclosed contemplated PIPE financing expected to be completed in connection with the business combination; failure of Broadmark Realty to qualify as a REIT; failure of Broadmark Realty to obtain approval to list its common stock on the NYSE or maintain its listing on the Nasdaq Capital Market; failure to realize the anticipated benefits of the transaction, including as a result of a delay in consummating the transaction or a delay or difficulty in integrating the businesses of Trinity and Broadmark; uncertainty as to the long-term value of Broadmark Realty’s common stock; and those discussed in Trinity’s Annual Report on Form 10-K for the year ended December 31, 2018 under the heading “Risk Factors”, as updated from time to time by Trinity’s Quarterly Reports on Form 10-Q and other documents of Trinity on file with the SEC or in the joint proxy statement/prospectus relating to the proposed business combination.  There may be additional risks that Trinity and Broadmark presently do not know or that Trinity and Broadmark currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.  In addition, forward-looking statements provide Trinity’s and Broadmark’s expectations, plans or forecasts of future events and views as of the date of this communication.  Trinity and Broadmark anticipate that subsequent events and developments will cause such parties’ assessments to change.  However, while Trinity and Broadmark may elect to update these forward-looking statements at some point in the future, both Trinity and Broadmark specifically disclaim any obligation to do so.  These forward-looking statements should not be relied upon as representing Trinity’s and Broadmark’s assessments as of any date subsequent to the date of this communication.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Trinity’s and Broadmark’s overall business, including those more fully described in Trinity’s and Broadmark Realty’s filings with the SEC, including, without limitation, the joint proxy statement/prospectus, as may be amended from time to time.  Forward-looking statements are not guarantees of performance, and speak only as of the date made, and none of Trinity or its management or Broadmark or its management undertakes any obligation to update or revise any forward-looking statements except as required by law.

About Trinity Merger Corp.

Trinity Merger Corp. is a special purpose acquisition company formed by HN Investors LLC, an affiliate of Trinity Real Estate Investments LLC, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

About Broadmark

Based in Seattle, Washington, and operating in multiple regions throughout the United States, Broadmark offers short-term, first deed of trust loans secured by real estate to fund the acquisition, renovation, rehabilitation or development of residential or commercial properties. Broadmark also manages and services its loan portfolio across a variety of market conditions and economic cycles. From its inception in 2010 through June 30, 2019, Broadmark has originated over 1,000 loans with an aggregate face amount of approximately $2.0 billion. As of June 30, 2019, Broadmark’s combined portfolio of active loans had approximately $1.1 billion of principal commitments outstanding across 264 loans to over 200 borrowers in ten states plus the District of Columbia, of which approximately $0.7 billion was funded.

Contact:

Investors
IR@trinitymergercorp.com
213-318-0583